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                                                                     Exhibit (e)

               LEHMAN BROTHERS/FIRST TRUST INCOME OPPORTUNITY FUND

                      AUTOMATIC DIVIDEND REINVESTMENT PLAN

                              TERMS AND CONDITIONS

                  Pursuant to the Automatic Dividend Reinvestment Plan (the "Plan") of Lehman Brothers/First Trust Income Opportunity Fund (the "Trust"), unless a holder (each, a "Shareholder") of the Trust's common shares of beneficial interest (the "Common Shares") otherwise elects, all dividends and capital gain distributions on such Shareholder's Common Shares will be automatically reinvested by Investors Bank & Trust Company, as agent for Shareholders in administering the Plan (the "Plan Agent"), in additional Common Shares of the Trust. Shareholders who elect not to participate in the Plan will receive all dividends and other distributions payable in cash paid by check mailed directly to the Shareholder of record (or, if the Common Shares are held in street or other nominee name, then to such nominee) by Investors Bank & Trust Company, as the dividend paying agent. Shareholders may elect not to participate in the Plan and to receive all dividends and capital gain distributions in cash by contacting the Plan Agent. Enrollment, purchase or sales of shares and other transactions or services offered by the Plan can be directed to the Plan Agent through the following:

Telephone

                  Telephone the Plan Agent, including sale of shares toll-free within the United States and Canada:

                  1-617-937-6226, Attn: ____________]

                  An automated voice response system is available 24 hours a day, 7 days a week. Customer service representatives are available from 9:00 a.m. to 7:00 p.m., Eastern Standard Time, Monday through Friday (except holidays).

In Writing

                  You may also write to the Plan Agent at the following address:
Investors Bank & Trust Company, 200 Clarendon Street, Boston, MA 02116. Be sure to include your name, address, daytime phone number, social security or tax I.D. number and a reference to Lehman Brothers/First Trust Income Opportunity Fund on all correspondence.

                  Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by written notice if received by the Plan Agent not less than ten days prior to any dividend record date; otherwise, such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution.

                  The Plan Agent will open an account for each Shareholder under the Plan in the same name in which such Shareholder's Common Shares are registered. Whenever the Trust declares a dividend or a capital gain distribution (collectively referred to as "dividends") payable either in shares or cash, non-participants in the Plan will receive cash, and participants in the Plan will receive the equivalent in Common Shares. The Common Shares will be acquired by


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the Plan Agent for the participants' accounts, depending upon the circumstances described below, either (i) through the receipt of additional unissued but authorized Common Shares from the Trust ("newly issued Common Shares") or (ii) by purchase of outstanding Common Shares on the open market ("open-market purchases") on the New York Stock Exchange (the "NYSE") or elsewhere.

                  The Plan Agent will receive the distributions in cash on behalf of those Shareholders who participate in the Plan. If the market value of a Common Share equals or exceeds the net asset value as determined on the payment date, participants will be issued Common Shares at a value equal to the greater of the net asset value or 95% of the market price. If the net asset value exceeds the market price on the payment date, or if the Trust declares a distribution payable only in cash, the Plan Agent will purchase Common Shares on the open market. Open market purchases may be made on any securities exchange on which the Common Shares are traded, in the over-the-counter market or in negotiated transactions and may be on such terms as to price, delivery, and otherwise, as the Plan Agent shall determine. If, before the Plan Agent has completed its purchases, the market price exceeds the net asset value, the average per-share purchase price (including commission) paid by the Plan Agent may exceed the net asset value, resulting in the acquisition of fewer Common Shares than if the dividend or distribution had been paid in Common Shares issued by the Trust. The cost of Common Shares and fractional Common Shares required for each Shareholder's account in connection with a particular distribution shall be determined by the average cost per share, including brokerage commission, of the Common Shares acquired by the Plan Agent in connection with that distribution. The Plan Agent may commingle the cash in the Shareholder's account with similar funds of other Shareholders for whom it acts as Plan Agent under the Plan.

                  The Plan Agent maintains all Shareholders' accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by Shareholders for tax records. Dividend reinvestment is confirmed monthly. Common Shares in the account of each Plan participant will be held by the Plan Agent in non-certificated form in the name of the Plan participant.

                  In the case of Shareholders such as banks, brokers or nominees that hold Common Shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of Common Shares certified from time to time by the record Shareholders as representing the total amount registered in the record Shareholder's names and held for the account of beneficial owners who are to participate in the Plan.

                  There will be no brokerage charges with respect to Common Shares issued directly by the Trust as a result of dividends payable either in Common Shares or in cash. However, each participant will bear a pro rata share of brokerage commissions incurred with respect to the Plan Agent's open-market purchases in connection with the reinvestment of dividends.

Voting

                  Each Shareholder proxy will include those Common Shares purchased or received pursuant to the Plan. The Plan Agent will forward all proxy solicitation materials to participants


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and vote proxies for Common Shares held pursuant to the Plan in accordance with the instructions of the participants.

Taxation

                  The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends.


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